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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 --------------

                                    FORM 8-A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                        PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                            TITAN EXPLORATION, INC.
             (Exact name of registrant as specified in its charter)



                Delaware                                       75-2671582
(State of incorporation or organization)                  (I.R.S. employer
                                                          identification number)


       500 West Texas, Suite 500
             Midland, Texas                                       79701
(Address of principal executive offices)                        (Zip Code)



       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class                               Name of each exchange on which
to be so registered                               each class is to be registered
-------------------                               ------------------------------
        None                                              Not Applicable

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                            COMMON STOCK, PAR VALUE
                                 $.01 PER SHARE
                                (Title of Class)

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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         The class of securities to be registered hereby is the common stock, par value $.01 per share ("Common Stock"), of Titan Exploration, Inc., a Delaware corporation (the "Company"). The authorized capital stock of the Company consists of 60,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock").

COMMON STOCK

         The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to the stockholders, and are entitled to cumulate their votes for the election of directors. As a result of such cumulative voting rights, any holder of at least 20% of the outstanding Common Stock will be assured that such holder's nominee will be elected as a director for so long as the Board of Directors of the Company consists of five members. The Certificate of Incorporation of the Company does not allow the stockholders to take action by less than unanimous written consent, but does permit the holders of 10% or more of the Company's outstanding Common Stock to call a special meeting of the stockholders no more than once per year. Each share of Common Stock is entitled to participate equally in dividends, if, as and when declared by the Company's Board of Directors, and in the distribution of assets in the event of liquidation, subject in all cases to any prior rights of outstanding shares of Preferred Stock. The Company has never paid cash dividends on its Common Stock. The shares of Common Stock have no preemptive or conversion rights, redemption rights, or sinking fund provisions. The outstanding shares of Common Stock are, and the shares of Common Stock offered upon issuance and sale will be, duly authorized, validly issued, fully paid, and nonassessable.

PREFERRED STOCK

         As of the date hereof, the Company has no outstanding Preferred Stock. The Company is authorized to issue up to 10,000,000 shares of Preferred Stock. The Company's Board of Directors may establish, without stockholder approval, one or more classes or series of Preferred Stock having the number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences, and limitations that the Board of Directors may designate. The Company believes that this power to issue Preferred Stock will provide flexibility in connection with possible corporate transactions. The issuance of Preferred Stock, however, could adversely affect the voting power of holders of Common Stock and restrict their rights to receive payments upon liquidation of the Company. It could also have the effect of delaying, deferring or preventing a change in control of the Company. The Company does not currently plan to issue additional shares of Preferred Stock.

         The issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, could adversely affect the voting power of the Common Stock, discourage an unsolicited acquisition proposal or make it more difficult for a third party to gain control of the Company. For instance, the issuance of a series of Preferred Stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of the Common Stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of





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Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law.

VOTING

         Each holder of Common Stock shall have one vote in respect of each share of Common Stock held by such holder on each matter voted upon by the stockholders. At all elections of directors of the Company, each holder of Common Stock, or of any class or classes or of a single series or multiple series thereof, shall be entitled to as many votes as shall equal the number of votes which he would otherwise be entitled to cast for the election of directors with respect to his shares of Common Stock multiplied by the number of directors to be elected by him, and each such holder may cast all of such votes for a single director or may distribute his votes among the number to be voted for, or for any two or more directors as such holder may deem fit.

         The affirmative vote of the holders of record of outstanding shares representing at least eighty percent (80%) of the voting power of all of the shares of capital stock of the Company then entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter, change or repeal any provisions of, or to adopt any provision or provisions inconsistent with, the provisions in the Company's Certificate of Incorporation pertaining to (i) the amendment of the Certificate of Incorporation, (ii) the FIFTH Article, which governs the management of the business and the conduct of the affairs of the Company, and for further definition, provides limitation and regulation of the powers of the Company and of its directors and stockholders, or (iii) cumulative voting in the election of directors.

DELAWARE LAW PROVISIONS

         The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. Generally, Section 203 prohibits the Company from engaging in a "business combination" (as defined in Section 203) with an "interested stockholder" (defined generally as a person owning 15% or more of the Company's outstanding voting stock) for three years following the date that person becomes an interested stockholder, unless (a) before that person became an interested stockholder, the Company's Board of Directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (b) upon completion of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (c) following the transaction in which that person became an interested stockholder, the business combination is approved by the Company's Board of Directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

         Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of





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certain extraordinary transactions involving the Company and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the Company's directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

RESTRICTIONS ON DIVIDENDS

         The Company's Amended and Restated Credit Agreement, dated October 31, 1996 (the "Credit Agreement"), prohibits the payment of cash dividends on the Common Stock. The Credit Agreement establishes a four year revolving credit facility, up to the maximum amount of $250 million, subject to a borrowing base to be determined semi-annually by the lenders based on certain proved oil and gas reserves and other assets of the Company. Initially, the borrowing base is established at $165 million. All outstanding amounts under the Credit Agreement are due and payable in full on January 1, 2001.

TRANSFER AGENT AND REGISTRAR

         The Transfer Agent and Registrar for the Common Stock is First Union National Bank of North Carolina.


ITEM 2.  EXHIBITS.

         The following exhibits are filed as part of this Registration
Statement:

         *1. Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1, Registration No. 333-14029), as amended by that certain Certificate of Amendment of Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1.1 to the Company's Registration Statement on Form S-1, Registration No. 333-14029).

         *2. Bylaws of the Company (incorporated herein by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1, Registration No. 333-14029).

         *3. Amended and Restated Registration Rights Agreement, dated September 30, 1996, by and among the Company, Jack Hightower, Natural Gas Partners, L.P., Natural Gas Partners II, L.P., Joint Energy Development Investments Limited Partnership, First Union Corporation and Selma International Investment Limited (incorporated herein by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1, Registration No. 333-14029).




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     *   Incorporated by reference as indicated pursuant to Rule 12b-32.

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                                   SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                  TITAN EXPLORATION, INC.



Date:  December 9, 1996           By:      /s/ Jack Hightower
                                           -----------------------------------
                                           Jack Hightower,
                                           President, Chief Executive Officer
                                             and Chairman of the Board





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